UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of April 2026

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
Baytex Energy Corp. is filing an Amendment to the Form of Proxy. We wish to advise that an earlier version of the Form of Proxy provided with the meeting materials was distributed in error. At the top of the Form of Proxy, the meeting was incorrectly described as a “Special” meeting rather than an Annual Meeting, and the numbering sequence of the resolutions was incorrect. Included with this notice is a corrected Form of Proxy. However, as the matters to be voted on are the same, there is no need to resubmit your proxy if already submitted.

The following documents attached as exhibits hereto is incorporated by reference herein:

Exhibit No.	Document
99.1*	Notice of Meeting of Shareholders to be held on May 7, 2026
99.2*	Information Circular – Proxy Statement dated March 20, 2026 for the Annual Meeting of Shareholders to be held on May 7, 2026
99.3	Form of Proxy
99.4*	Notice and Access Notification
*Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ James R. Maclean
Name:	James R. Maclean
Title:	Chief Legal Officer and Corporate Secretary

Dated: April 9, 2026